EXHIBIT 99.1

Endeavour Silver is Producing First Batch of Concentrate at the Terronera Mine; Remains on Track for Wet Commissioning in Early Q2

VANCOUVER, British Columbia, March 31, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) provides a construction progress update for its Terronera Project in Jalisco state, Mexico. A photo gallery presentation accompanies this news release and can be found here or on the Company website at Terronera Project Progress Photos.

The company continued making significant progress on its Terronera Project, which is now in the final construction stages. Wet commissioning is anticipated to begin early in the second quarter. Advances to date include:

  Upper platform process plant commissioning well advanced
  The crushing, grinding, flotation and tailing thickening circuits successfully ran to produce over two tonnes of concentrate
  Concentrate filter pre-commissioning has started
  Tailing filter mechanical assembly was completed
  Tailing Storage Facility main embankment reached full height, and the underdrain piping with gravel cover has been installed and prepared for life of mine tailing placement
  The first production stope has been mined and backfilled
  Surface run-of-mine and crushed ore stockpiles have reached a total of 40,000 tonnes

Focus remains on completing the tailing filter electrical and mechanical installations and the pipeline connections between the upper and lower platforms.

The Company plans to provide operational guidance after wet commissioning advances.

Visit www.terronera.com, our dedicated project website, to stay informed on the ongoing development at Terronera. Explore updates, learn about our commitment to environmental stewardship, and discover the positive impacts on local communities.

About Endeavour Silver: Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by Don Gray, SME-RM, Chief Operating Officer, a Qualified Person as defined under NI 43-101.

Contact Information

Allison Pettit, Director of Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development of the Terronera Project, the anticipated timing of construction steps and commencement of commissioning at the Terronera Project, the Company’s areas of focus for the Terronera Project, the Terronera Project's forecasted operations, costs and expenditures, Endeavour’s future operational guidance announcements, the Company’s future growth and value creation and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, forecasted Terronera mine economics as of 2025, the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.